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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  March 31, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read instruction (on back page) before preparing form. Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Princeton Video Image, Inc.
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Full Name of Registrant


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Former Name if Applicable

  15 Princess Road
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Address of Principal Executive Office (Street and Number)

  Lawrenceville, New Jersey 08648
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City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to the Company's current financial condition and the additional demands on the Company's management personnel relating to their pursuit and assessment of financing alternatives, the Company was not able to file its quarterly report on Form 10-Q for the period ended March 31, 2003 within the prescribed time period without unreasonable effort and expense.

                         (ATTACH EXTRA SHEETS IF NEEDED)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Green                           609                           912-9400
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  (Name)                          (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting that its total revenues for the three months ended March 31, 2003 will have increased 37% to $1,965,679 from $1,430,363 for the three months ended March 31, 2002. This increase is primarily due to an increase in volume for the NFLI international feed of Superbowl XXXVII in Mexico, and the introduction of virtual insertions for the ABC College Bowl Series on New Year's Day. Total costs and expenses decreased primarily as a result of the reduction of staff, closure of a European office, and reductions in administrative and professional fees. The Company further anticipates reporting that its net loss decreased 20% to $3,999,576 for the three months ended March 31, 2003 from $5,012,081 for the three months ended March 31, 2002.

The Company's anticipated results of operations for the three months ended March 31, 2003 are not necessarily predictive of future results. As was previously disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, the Company's ability to continue as a going concern is dependent upon, among other things, its ability to close debt or equity transactions to raise cash. If adequate funds are not available, the Company may be required to discontinue operations or file for bankruptcy protection as a means to effectively deal with its creditors. In such event the value of current shareholder equity may be severely impaired or lost.
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                           Princeton Video Image, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2003                    By   /s/ James Green
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                                           James Green
                                           President and Chief Operating Officer